Turo Inc.
111 Sutter Street, Floor 12
San Francisco, California 94104
February 13, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Office of Trade & Services
Washington, D.C. 20549
Attn:      Taylor Beech
Lilyanna Peyser
Tony Watson
Joel Parker
Re:         Turo Inc.
Request for Withdrawal of Registration Statement on Form S-1
File No. 333-262088
Ladies and Gentlemen:
On January 10, 2022, Turo Inc. (the “Company”) initially filed Registration Statement No. 333-262088 on Form S-1 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).
Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company is seeking withdrawal of the Registration Statement because it does not wish to conduct a public offering of securities at this time. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).
The Company further hereby requests, pursuant to Rule 418 promulgated under the Securities Act, that any supplemental materials transmitted to the Commission by the Company be returned to the Company or destroyed promptly by the staff. If returned, the supplemental materials may be returned to Cooley LLP, attention Rachel Proffitt, the Company’s responsible representative, at 3 Embarcadero Center, 20th Floor, San Francisco, CA 94111.
The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
Please direct any questions or comments regarding this correspondence to our counsel, Rachel Proffitt of Cooley LLP, at (415) 693-2031.
Thank you for your assistance in this matter.
Very truly yours,
TURO INC.
/s/ Andre Haddad
Name: Andre Haddad
Title: Chief Executive Officer

cc:     (via email)
Charles Fisher, Turo Inc.
Michelle Fang, Turo Inc.
Rachel Proffitt, Cooley LLP
Jean Park, Cooley LLP
Kate Nichols, Cooley LLP
Sarah Solum, Freshfields US LLP
Elizabeth Bieber, Freshfields US LLP
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